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                             March 22, 2021

       Bryant B. Edwards
       Chief Executive Officer
       Global SPAC Partners Co.
       2093 Philadelphia Pike #1968
       Claymont, DE 19703

                                                        Re: Global SPAC
Partners Co.
                                                            Amendment No. 4 to
Form S-1
                                                            Filed March 18,
2021
                                                            File No. 333-249465

       Dear Mr. Edwards:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Form S-1

       General

   1. We note that you now plan to complete your business combination within 12 months.
                                                         Because the warrants
may be exercisable within one year, please register the shares underlying the
warrants. Refer to Securities Act Sections Compliance and Disclosure
                                                        Interpretation 103.04
for guidance. Please also revise your disclosure in the prospectus to reflect that the shares
underlying the warrants are currently being registered.
 Bryant B. Edwards
Global SPAC Partners Co.
March 22, 2021
Page 2

       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameBryant B. Edwards
                                                         Division of
Corporation Finance
Comapany NameGlobal SPAC Partners Co.
                                                         Office of Real Estate
& Construction
March 22, 2021 Page 2
cc:       Stuart Neuhauser, Esq.
FirstName LastName